March 18, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2015

File No. 1-36492

Dear Mr. Schwall:

In response to your letter dated March 4, 2016, we respectively request an extension of ten business days to accommodate the schedules of our staff, our external accountants, Company engineer and consulting engineers.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright
Chief Financial Officer

cc:	Fernando Velez – via email